SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CBEYOND, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

149847 10 5 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 149847 10 5	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cisco Systems Capital Corporation (“CSCC”) I.R.S. Identification No. 77-0440621
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

847,999 (1)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

847,999 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

847,999 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.1%*
12	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Shared with Cisco (defined below) solely by virtue of the fact that CSCC is a wholly owned subsidiary of Cisco.
*	Based on 27,342,463 shares of the Issuer’s common stock outstanding as of November 3, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2006.

CUSIP No. 149847 10 5	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Cisco Systems, Inc. (“Cisco”) I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

847,999 (2)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

847,999 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

847,999 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.1%*
12	TYPE OF REPORTING PERSON (See Instructions)

CO

(2)	Shared with CSCC, solely by virtue of the fact that CSCC, the record holder of these shares, is a wholly owned subsidiary of Cisco. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 27,342,463 shares of the Issuer’s common stock outstanding as of November 3, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2006.

CUSIP No. 149847 10 5	SCHEDULE 13G	Page 4 of 7 Pages

Item 1	(a)	Name of Issuer:

Cbeyond, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339

Item 2	(a)	Name of Person Filing:

(i) Cisco Systems Capital Corporation

(ii) Cisco Systems, Inc.

Item 2	(b)	Address of Principal Business Office or, if None, Residence

(i) 170 West Tasman Drive, San Jose, California 95134

(ii) 170 West Tasman Drive, San Jose, California 95134

Item 2	(c)	Citizenship:

(i) State of Nevada

(ii) State of California

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2	(e)	CUSIP Number:

149847 10 5

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 149847 10 5	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

847,999 shares. CSCC is the record holder of all 847,999 shares of the Issuer. Cisco owns 100% of the issued and outstanding capital stock of CSCC.

(b) Percent of Class:

3.1%*

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote:

0

(ii) shared power to vote or direct the vote:

847,999**

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

847,999**

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

*	Based on 27,342,463 shares of the Issuer’s common stock outstanding as of November 3, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 7, 2006.
**	Shared with Cisco, solely by virtue of the fact that CSCC, the record holder of these shares, is a wholly owned subsidiary of Cisco. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

CUSIP No. 149847 10 5	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	CISCO SYSTEMS CAPITAL CORPORATION

	By:	/s/ David Holland
	Name:	David Holland
	Title:	Treasurer

Dated: February 14, 2007	CISCO SYSTEMS, INC.

	By:	/s/ Jonathan Chadwick
	Name:	Jonathan Chadwick
	Title:	Vice President, Corporate Controller and Principal Accounting Officer

CUSIP No. 149847 10 5	SCHEDULE 13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit	Title
A	Joint Filing Agreement dated February 14, 2006 among the reporting persons (incorporated by reference to Exhibit A of Schedule 13G (File No. 005-81488) filed February 14, 2006)